Exhibit 12.1

Foundation Coal Corporation
(Registrant Parent Guarantor)
and
Foundation PA Coal Company
(Registrant Issuer)
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions except ratio)

	Predeccessor							Successor
										Pro Forma Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003	Nine Months Ended September 30, 2003	Period January 1 to July 29, 2004	Period April 23 to September 30, 2004	Pro Forma Year Ended December 31, 2003
	(unaudited)	(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings:
Income (loss) from continuing operations before income tax	$(13.3)	$(34.8)	$20.0	$38.2	$25.8	$31.4	$(142.4)	$15.4	$108.1	$(144.8)
Adjustments:
Interest expense (a)	34.9	60.9	58.3	54.5	51.2	39.1	20.3	8.9	54.8	40.4
Minority interest of majority owned subsidiaries	1.7	(0.2)	(15.0)	—	—	—	—	—	—	—
Equity loss of affiliates	(1.7)	(1.7)	—	—	—	—	—	—	—	—

	$21.6	$24.2	$63.3	$92.7	$77.0	$70.5	$(122.1)	$24.3	$162.9	$(104.4)

Fixed Charges:
Interest expense	$31.6	$55.6	$52.5	$48.9	$46.9	$35.7	$18.0	$8.5	$50.5	$37.7
Portion of rental expense representative of interest	3.3	5.3	5.8	5.6	4.3	3.4	2.3	0.4	4.3	2.7

	$34.9	$60.9	$58.3	$54.5	$51.2	$39.1	$20.3	$8.9	$54.8	$40.4

Ratio of earnings to fixed charges	(b )	(b )	1.1	1.7	1.5	1.8	(b )	2.7	3.0	(b )

(a)
Includes interest expense and portion of rental expense representative of interest.

(b)
The ratio was less than 1:1 for the periods ended December 31, 1999, 2000, the period January 1 to July 29, 2004, and the pro forma nine months ended September 30, 2004 as earnings were inadequate to cover fixed charges by the deficiencies of $13.3 million, $36.7 million, $142.4 million and $144.8 million, respectively.